SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[RULE 13d-101]
(Amendment No. 4)1
GSI Group Inc.

(Name of Issuer)
Common Shares

(Title and Class of Securities)
3622U102

(CUSIP Number)
Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 12 Pages)
1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3622U102	13D	Page	2	of	12 Pages

1	NAME OF REPORTING PERSONS Stephen W. Bershad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		5,208,088

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,208,088

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,208,088

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	3622U102	13D	Page	3	of	12 Pages

1	NAME OF REPORTING PERSONS Robert G. Deuster

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		5,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	3622U102	13D	Page	4	of	12 Pages

1	NAME OF REPORTING PERSONS R. Douglas Norby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	3622U102	13D	Page	5	of	12 Pages

1	NAME OF REPORTING PERSONS Robert G. Stevens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	3622U102	13D	Page	6	of	12 Pages

1	NAME OF REPORTING PERSONS Eliot M. Fried

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	3622U102	13D	Page	7	of	12 Pages
               This Amendment No. 4 relates to the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Shares”), of GSI Group Inc. (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.
               Items 2, 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 2. Identity and Background.
               This Amendment No. 4 is being filed on behalf of Stephen W. Bershad, Robert G. Deuster, R. Douglas Norby, Robert G. Stevens, and Eliot M. Fried (the “Reporting Persons”). The principal business address of each Reporting Person is P.O. Box 31100 Santa Fe, NM 87594.
               Mr. Bershad was the Chief Executive Officer and former Chairman of the Board of Directors of Axsys Technologies, Inc. from 1986 until September 2009, when Axsys was bought by an affiliate of General Dynamics Corporation. Axsys designs and manufactures precision optical solutions for defense, aerospace, homeland security and high performance commercial applications. Mr. Bershad purchased the shares reported in this statement in his personal capacity, and not in any business capacity. Mr. Bershad has sole power to vote and dispose of his shares. Mr. Bershad is a nominee for the Board of Directors of the Company (the “Board”).
               Mr. Deuster was the CEO of Newport Corporation, a laser, optical and motion control products company, from May 1996 to October 2007. From June 1997 until October 2007, he also served as Chairman of the Board of Newport Corporation. Mr. Deuster purchased the shares reported in this statement in his personal capacity, and not in any business capacity. Mr. Deuster has sole power to vote and dispose of his shares. Mr. Deuster is a nominee for the Board.
               Mr. Norby was Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc., a semiconductor intellectual property licensing company, from July 2003 to January 2006. He continued as a consultant for Tessera from January 2006 to July 2006. Mr. Norby is a nominee for the Board.
               Mr. Stevens is the President of Growth Insight, Inc., a strategic planning and corporate development consulting firm, since 2002. Mr. Stevens is a nominee for the Board.
               Mr. Fried was a Managing Director in Corporate Finance at Lehman Brothers Inc. for more than five years prior to his retirement in February 2000. Mr. Fried is a nominee for the Board.
               None of the Reporting Persons have, during the last five years: (a) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States of America.

CUSIP No.	3622U102	13D	Page	8	of	12 Pages
Item 3. Source and Amount of Funds or Other Consideration.
               Mr. Bershad used personal funds for the Shares reported in this statement. Mr. Deuster used personal funds for the Shares reported in this statement. Neither Mr. Bershad nor Mr. Deuster borrowed funds or other consideration to purchase their respective shares.
Item 4. Purpose of Transaction.
               On November 19, 2009, the Reporting Persons filed with the United States Securities and Exchange Commission (the “SEC”) a Preliminary Proxy Statement on Form 14A in connection with the shareholders meeting (the “Special Meeting”) he requested on November 9, 2009, to elect directors. The Reporting Persons are soliciting votes from the Company’s shareholders to elect Stephen W. Bershad, Robert G. Deuster, R. Douglas Norby, Robert G. Stevens, and Eliot M. Fried as directors of the Company at the Special Meeting. Each nominee, if elected, would hold office until the next annual meeting of shareholders and until a successor has been duly elected and qualified, or as otherwise provided by the Company’s By-Law or by New Brunswick law. A copy of the Preliminary Proxy Statement is available on the SEC website on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.
               On November 20, 2009, Mr. Bershad sent a letter to the Company requesting a list of shareholders of the Company under Section 19 of the Business Corporations Act (New Brunswick), which is attached hereto as Exhibit 3 and incorporated herein by reference.
               Each Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of discussions with the Board and management, the outcome of the Special Meeting, actions taken by the Board, shareholders and bondholders, other investment opportunities available to the Reporting Persons, price levels of the Shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional Shares or dispose of some or all of the Shares beneficially owned by them, or take any other actions with respect to his investment in the Company permitted by law, including changing his investment intent with respect to such Shares and including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
               (a)-(b). Mr. Bershad has the sole power to vote and dispose of 5,208,088 Shares. Mr. Bershad is record owner of 5,208,088 Shares, which constitute approximately 10.94% of the Shares outstanding as of October 23, 2008. Mr. Deuster has sole power to vote and dispose of 5,000 Shares. Mr. Deuster is record owner of 5,000 Shares, which constitute approximately 0.01% of the Shares.
               (c). In the last sixty days, Mr. Deuster purchased Shares through the Pink Quote system in the amounts and for the prices set forth on Schedule I hereto.

CUSIP No.	3622U102	13D	Page	9	of	12 Pages
Item 7. Material to be Filed as Exhibits.

Exhibit 3	Letter to the Company, dated November 20, 2009.

CUSIP No.	3622U102	13D	Page	10	of	12 Pages
SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 20, 2009

/s/ Stephen W. Bershad
Stephen W. Bershad

/s/ Robert G. Deuster
Robert G. Deuster

/s/ R. Douglas Norby
R. Douglas Norby

/s/ Robert G. Stevens
Robert G. Stevens

/s/ Eliot M. Fried
Eliot M. Fried

CUSIP No.	3622U102	13D	Page	11	of	12 Pages
EXHIBIT INDEX

Exhibit 3	Letter to the Company, dated November 20, 2009.

CUSIP No.	3622U102	13D	Page	12	of	12 Pages
Schedule I
MR. DEUSTER’S TRANSACTIONS WITHIN THE PAST 60 DAYS
          The following table sets forth all transactions with respect to Shares effected by Mr. Deuster within the last 60 days. Such transactions were effected in the open market.

DATE	AMOUNT	PRICE PER SHARE
11/05/2009	5,000	$0.615